UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 3, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE

1ST QTR 2022

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

2022 First Quarter Highlights

From Volume to Value: customer base profile continuous transformation

•	In 1Q22, Mobile ARPU grew by 7.6% YoY, reaching R$ 27.4;
•	Postpaid continued to gain relevance, reaching nearly 60% of the Service Revenue;
•	Mobile net additions totaled 239 thousand new customers in 1Q22;
•	TIM Live ARPU grew by 2.0% YoY and the UBB customer base grew by 4.2% YoY in 1Q22;
•	Penetration of high value offers (>100Mbps) on TIM Live’s customer base reached 65%.

Continuous infrastructure evolution, with focus on quality and innovation

•	Leadership in 4G coverage, reaching 4,794 cities, also focused on expanding the 700 MHz frequency, which now covers 4,058 cities;
•	Expanded 4.5G coverage to 1,806 cities and offered 5G DSS coverage to 15 cities by the end of March;
•	Expansion of FTTH, starting to cover Joinville (SC) and with nearly 4.4 million homes passed;
•	TIM Live elected Brazil’s best fixed broadband for the 6th time**.

Revenue acceleration contributed to a solid EBITDA growth

•	Strong growth in the top line (+8.9% YoY) and in the Service Revenue (+8.4% YoY) in 1Q22;
•	Record growth of the Mobile Service Revenue, up by 8.6% YoY in the quarter, with Postpaid Revenue growing by 8.2% YoY and Prepaid Revenue reversing the trend of the last two quarters, with a positive result of +3.2% YoY;
•	In 1Q22, Customer Platform Revenue totaled over R$ 35 million, more than doubling on year-on-year comparison;
•	Normalized EBITDA reached R$ 2.1 billion in the quarter (up by 5.1% YoY), recording a 44.9% Margin.

TIM BRASIL DAY 2022:
May 4th, 2022 at:
9 a.m. BRT / 8 a.m. (US EST)
To access the event webcast: click here

2

Financial Performance

OPERATING REVENUE

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) totaled R$ 4,286 million, up by 8.6% YoY, mainly due to the Mobile ARPU (Average Monthly Revenue Per User), up by 7.6% YoY and reached R$ 27.4, reflecting the success of the Company’s strategy to monetize its customer base through migrations to higher-value plans and offer differentiation.

3

Breaking down the performance of each mobile segment in 1Q22:

(i)	Prepaid revenue recovered by +3.2% YoY in this first quarter, despite the still challenging macroeconomic scenario. This revenue’s performance was driven by: (i) a more efficient strategy of the offer portfolio, with regionalized offers; (ii) price restructuring; and (iii) resuming of the government aid. These elements helped reverse a negative trend in Prepaid ARPU[1], up by 5.1% YoY;
(ii)	Revenue from Postpaid Customers grew by 8.2% YoY in the quarter. Human Postpaid ARPU[2] (ex-M2M) grew by 3.1% YoY. This performance was leveraged by the Company’s successful strategy to focus on the best customer experience and value proposition, thereby migrating our base and bringing customers to plans with higher average ticket. In addition, the success of the iPhone 12 exclusive sale offer, with the lowest market price, also boosted sales in this segment, especially in March.

Interconnection Revenue (ITX) fell by 17.4% YoY, with lower incoming traffic. It should be noted that this was one of the most benefited lines by the COVID-19 pandemic. MTR’s effect on Net Service Revenue was 2.0%.

Customer Platform Revenue totaled R$ 35 million in 1Q22, with R$ 24 million from Financial Services and R$ 11 million from Mobile Advertising. Educational Services continue to focus heavily on expanding the user base, so they still do not have significant revenue.

Other Revenues grew 23.1% YoY in 1Q22, mainly due to the higher revenue from network sharing and swap contracts, in line with the Company’s strategy to expand the fiber transport infrastructure (backbone and backhaul), allocating resources (Capex and Opex) more efficiently.

Fixed Segment Breakdown (net of taxes and deductions):

Fixed Service Revenue totaled R$ 297 million this quarter, up by 5.7% over 1Q21. TIM Live continues as this performance’s main driver, up by 10.2% YoY, representing over 64% of the fixed service revenue.

1 Prepaid ARPU excludes Other Mobile Revenue and Customer Platform.

2 Human Postpaid ARPU excludes Other Mobile Revenue and Customer Platform.

4

TIM Live’s main growth factor was FTTH’s expansion. Following the focus on quality, we have been replacing copper networks for fiber ones, improving the customer experience. Thus, our FTTH customer base grew by 31.4% YoY in the first quarter of this year. We also launched TIM Live’s coverage in Joinville in February, marking the return of Live’s expansion to new cities after concluding the deal to sell I-Systems (formerly FiberCo) share control to IHS.

OPERATING COSTS AND EXPENSES

Reported Operating Costs and Expenses totaled R$ 2,624 million in 1Q22 (+13.1% YoY). In the quarter, this line was affected by the following non-recurring items: (i) payroll expenses totaling R$ 11.8 million, related to the acquisition of Oi’s mobile assets; and (ii) expenses with specialized administrative and legal services, totaling R$ 8.4 million, associated to the acquisition/restructuring projects of Oi’s and I-Systems’3 assets.

[4][5]

Breakdown of Normalized Costs and Expenses Performance:

Personnel Costs6 grew by 8.9% YoY in 1Q22. This performance was affected by: (i) readjustments on on wages, benefits, and incentives at a level close to annual inflation of the period; and (ii) higher provisions related to employees’ bonuses.

Commercialization and Advertising remained nearly stable year-on-year, with a small 0.2% growth YoY in the quarter, affected by the net result from (i) reducing advertising expenses; (ii) in contrast to higher expenses with sales commissions, explained by the addition of new customers and a better intra-segment migration mix. The result is also affected by lower expenses with Fistel and lower expenses related to the management of the customer base (billing, collection and caring) through the Company’s continuous efforts on the digitalization processes.

3 I-Systems was created in partnership with IHS Brasil in November 2021 as an open provider of optic-fiber infrastructure. The transaction included the selling of 51% stake to the new partner through the payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash.

4 12-month accumulated IPCA as of March 2022 (Source: IBGE).

5 12-month accumulated IGP-M as of March 2022 (Source: FGV).

6 Personnel had a positive non-recurring impact of R$ 11.8 million in 1Q22, from payroll expenses related to the acquisition of Oi’s mobile assets.

5

Network and Interconnection grew by 24.1% YoY in 1Q22, mainly affected by: (i) higher expenses from the leasing of fiber-optic secondary network from the newly created I-Systems; (ii) higher expenses on infrastructure sharing contracts; (iii) inflationary readjustment in part of the contracts.

General and Administrative (G&A)7 expenses were up by 18.1% YoY in the quarter. This increase is mainly from: (i) hiring specialized services from consulting firms for recurring projects; and (ii) higher expenses related to the project, which started in 1Q21, to migrate the IT infrastructure to the cloud (“Journey to Cloud”). The project continues at a fast pace, and, in this quarter, TIM became Brazil’s first telco to migrate 100% of its data centers to the cloud, bringing more operational efficiency and improving the customer experience.

Cost of Goods Sold (COGS) grew by 29.0% YoY in 1Q22, following the Products Revenue growth due to higher handset prices.

Provisions for Doubtful Accounts (Bad Debt) grew by 10.5% YoY in 1Q22, totaling R$ 136 million, explained by a higher postpaid customer base and partially due to the more challenging macroeconomic scenario. Despite this growth, the Bad Debt over Gross Revenue ratio remained nearly stable year-over-year, at 2.1% in 1Q22 vs. 2.0% in 1Q21.

Other Operating Expenses (Revenues) fell by 1.5% YoY in 1Q22, mainly explained by lower expenses related to losses on civil lawsuits and a lower level of FUST/FUNTTEL expenses. This item corresponded to 2.7% of the normalized total Costs and Expenses (vs. 3.0% in 1Q21).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 67.8 per gross addition in 1Q22, up by 30.1% YoY, mainly due to higher commission expenses generated by: (i) positive net additions in the Postpaid segment; and (ii) the migration of customers to higher-value segments.

The SAC/ARPU ratio (payback per client) grew YoY, reaching 2.5 months from 2.0 months in 1Q21.

7 General and Administrative Expenses had a positive non-recurring impact of R$ 8.4 million in 1Q22, related to expenses with specialized legal and administrative services associated to the acquisition/restructuring projects of Oi’s and I-Systems’ assets.

6

FROM EBITDA TO NET INCOME

DESCRIPTION	1Q22	1Q21	% YoY	4Q21	% QoQ
R$ million					
Normalized* EBITDA	**2,123**	**2,020**	**5.1%**	**2,449**	**-13.3%**
Normalized* EBITDA Margin	44.9%	46.6%	-1.6p.p.	51.0%	-6.1p.p.
Depreciation & Amortization	**(1,399)**	**(1,428)**	**-2.0%**	**(1,436)**	**-2.6%**
Depreciation	(978)	(980)	-0.2%	(1,014)	-3.5%
Amortization	(421)	(448)	-6.0%	(422)	-0.4%
Equity in earnings	**(9)**	**(0)**	**n.a.**	-	**n.a.**
Normalized* EBIT	**715**	**592**	**20.7%**	**1,002**	**-28.6%**
Normalized* EBIT Margin	15.1%	13.7%	1.5p.p.	20.9%	-5.7p.p.
Normalized Net Financial Results	**(248)**	**(225)**	**10.1%**	**(180)**	**37.6%**
Financial expenses	(639)	(293)	118.5%	(560)	14.2%
Financial income	396	67	494.7%	378	4.9%
Net exchange variation	(5)	1	n.a.	2	n.a.
Normalized* EBT	**467**	**367**	**27.2%**	**822**	**-43.1%**
Normalized* Income tax and social contribution	(48)	(90)	-46.4%	(54)	-9.5%
Normalized* Net Income	**419**	**277**	**51.2%**	**768**	**-45.5%**
Total Normalized Items	(13)	-	n.a.	247	n.a.
Reported EBITDA	**2,103**	**2,020**	**4.1%**	**3,192**	**-34.1%**
Reported EBITDA Margin	44.5%	46.6%	-2.1p.p.	66.5%	-22.0p.p.
EBIT	**695**	**592**	**17.3%**	**1,745**	**-60.2%**
EBIT Margin	14.7%	13.7%	1.0p.p.	36.4%	-21.7p.p.
Net Financial Results	**(248)**	**(225)**	**10.1%**	**(180)**	**37.6%**
Income before taxes	**447**	**367**	**21.7%**	**1,565**	**-71.4%**
Income tax and social contribution	(42)	(90)	-54.0%	(549)	-92.4%
Net Income	**405**	**277**	**46.4%**	**1,015**	**-60.1%**

* EBITDA normalized according to the items described in the Costs section (+R$ 20.3 million in 1Q22 and -R$ 743.1 million in 4Q21). Net Income normalized by: tax credit and other effects (-R$ 6.9 million in 1Q22 and -R$ 13.3 million in 4Q21) and impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21).

EBITDA8 (Earnings before Interest, Taxes, Depreciation and Amortization)

Excluding the effects associated to the I-Systems operation, 1Q22 Normalized EBITDA totaled R$ 2,198 million, up by 8.8% YoY.

Excluding leases effects from these indicators, 1Q22 Normalized EBITDA-AL (“After Lease”) totaled R$ 1,576 million, +1.1% YoY.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A fell by 2.0% YoY in 1Q22 explained by a lower Depreciation of network infrastructure and 3G transmission and commutation equipment, in addition to lower software amortization. Normalized EBIT grew by 20.7% YoY in 1Q22, reflecting the solid EBITDA growth amid a lower D&A.

8 EBITDA normalized according to items in the “Operating Costs and Expenses” section.

7

NET FINANCIAL RESULTS

In 1Q22, Net Financial Result was negative by R$ 248 million, down by around R$ 23 million in comparison to the 1Q21. This difference is mainly explained by the net result between:

(i)	Higher financial revenue from the increased revenue from interest on financial investment, reflecting a higher basic interest rate and higher cash generation (Selic reached 11.75% in the end of the quarter);

(ii)	Higher financial expenses due to: (1) higher volume of interest on leases amid the increase in inflation rates and consequent increase in the amount due; and (2) increased volume of interest on debt due to a higher basic interest rate and costs associated to installment payments for the acquisition of 4G/5G frequencies and other obligations.

INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q22, the Reported Income Tax (“IR”) and Social Contribution (“CSLL”) totaled -R$ 42 million compared to -R$ 90 million in 1Q21. This improvement is mainly explained by a comparative basis benefited by IoE’s declaration in 1Q22. The line had a non-recurring impact totaling R$ 6.9 million in the quarter, as explained under the Costs section. In the Normalized view, IR/CSLL totaled -R$ 48 million in 1Q22 compared to -R$ 90 million in the same period of 2021 – improvement explained by the same reasons mentioned above. In the Normalized view, the effective rate was -10.4% in 1Q22 vs. -24.6% in 1Q21.

NET INCOME9

9 Net Income normalized according to items in the “From EBITDA to Net Income” section.

8

CASH FLOW, DEBT AND CAPEX

In 1Q22, Normalized EBITDA-Capex was R$ 795 million, up by 14.2% YoY, taking Normalized EBITDA-Capex on Net Revenue to 16.8%. Excluding leasings, Normalized EBITDA-AL-Capex totaled R$ 248 million (+5.3% YoY).

CAPEX

At the end of this first quarter, the total Capex result was R$ 1,328 million, stable when compared to the same period of the previous year. In addition, Normalized Capex over Net Revenue was 28.1%, showing a reduction of -2.4 p.p. vs. 1Q21.

WORKING CAPITAL VARIATION

In this quarter, the Working Capital Variation was negative by R$ 1,219 million, mainly due to EAF’s first installment payment, at around R$ 1.1 billion, as part of the obligations of 3.5 GHz license, purchased in the 5G frequencies auction, as previously mentioned in Cash Flow section. In March, the Company also disbursed R$ 298 million to Condecine and CRFP, which make up the Fistel tax with TFF.

The 2022 TFF payment is suspended, as well as those of 2020 and 2021, without a defined payment date (Note 21 of the Financial Statements ), thus benefiting the Working Capital dynamics.

10 Operating Free Cash Flow with Normalized EBITDA and Capex as indicated in their respective sections.

9

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	Libor+0.75%	01/24 to 12/25	79	157	236
Scotia	USD	1.4748% p.y.	04/24	3	474	477
BNP Paribas	USD	2.8220% p.y. to 7.0907% p.y.	01/22 to 01/24	6	500	506
Debentures	BRL	IPCA + 4.1782% p.y.	06/28	16	1,708	1,724
BNDES	BRL	IPCA + 4.2283% p.y.	11/31	2	394	396
Total Financial Debt				**106**	**3,233**	**3,339**
License (5G)	BRL	Selic	12/40	48	816	864
Total Debt Before Lease				**154**	**4,049**	**4,202**
Total Lease	BRL	IPCA/IGP-M (11.2865% p.y.)*	01/29	1,212	8,380	9,592
Total Debt				**1,366**	**12,429**	**13,795**

*Weighted average interest rate of leasing contracts in 1Q22.

Net Debt

DESCRIPTION	1Q22	4Q21	3Q21	2Q21
R$ million				
Short-Term Debt	106	538	534	1,446
Long-Term Debt	3,233	3,307	2,881	2,780
Total Debt	**3,339**	**3,845**	**3,415**	**4,226**
Cash and Cash Equivalents	(8,076)	(9,797)	(7,372)	(7,125)
Net Derivatives-ex C6	169	11	24	(104)
Net Debt	**(4,568)**	**(5,940)**	**(3,933)**	**(3,003)**
License (5G and 4G)	864	843	-	-
Net Debt AL	**(3,704)**	**(5,097)**	**(3,933)**	**(3,003)**
Total Lease	9,592	8,820	8,271	8,186
Total Net Debt	**5,888**	**3,723**	**4,338**	**5,183**
Net Debt AL /Normalized EBITDA AL*	**-0.5x**	**-0.8x**	**-0.6x**	**-0.4x**
Net Debt Total/EBITDA	**0.7x**	**0.4x**	**0.5x**	**0.6x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2023	122	1,330
2024	1,079	2,173
2025	124	983
2026	676	1,396
After 2026	2,047	6,546
Total Debt	**4,049**	**12,429**

In 1Q22, Normalized Debt (post-hedge) totaled R$ 13,964 million, up by R$ 3,729 million YoY. The total includes:

(i)	Recognizing a lease totaling R$ 9,592 million (related to the sale of towers, LT Amazonas project and lease agreements with exceeding 12 months terms, as established by IFRS 16);
(ii)	Bank debt totaling R$ 3,339 million;
(iii)	The hedging derivatives[11] position totaling R$ 169 million (excluding C6 Bank effects);
(iv)	The impact related to the acquired licenses in the 4G and 5G frequencies auction, totaling R$ 864 million.

The financing (post-hedge) totaled R$ 3,339 million at the end of December. The average cost of debt, excluding leases and licenses, was 11.4% p.y. (108.5% of CDI) in the quarter, up when compared to 2.8% p.y. (130.4% of CDI) in 1Q21, affected by the higher CDI in the period.

At the end of the quarter, Cash and Securities positions totaled R$ 8,076 million, down by R$ 1,730 million YoY, affected by the items mentioned previously at Cash Flow section.

The average financial yield reached 11.2% p.y. in 1Q22, up by 8.9 p.p. compared to 1Q21, due to the latest increases in the basic interest rate and a better allocation of resources.

11 The derivatives position is also composed of the subscription bonus in the capital of C6 Bank, in the amount of R$ 499 million, as per Note 36 of the Financial Statement.

10

Quarterly Events and Subsequent Events

CLOSING OF THE PURCHASE OF OI'S MOBILE OPERATION ASSETS

On April 20, 2022, TIM jointly to Telefônica Brasil S.A. and Claro S.A., after complying with the previous conditions established by Cade and by Anatel, announced the conclusion of the acquisition process of Oi Móvel S.A.’s (“Oi Móvel”) mobile operation assets. With the conclusion of the transaction, TIM now holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A., company that corresponds to part of the assets, rights and obligations unit of Oi Móvel acquired by the Company. For more details regarding the process conclusion, access the Material Fact.

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

On March 22, 2022, TIM S.A. announced that its Board of Directors approved the distribution of R$ 195 million as Interest on Shareholders’ Equity (“IoE”). The payment was made on April 27, 2022, and the date of March 28, 2022, was used to identify the shareholders entitled to receive such payment. Thus, the shares acquired after that date were ex-Interest on Shareholders’ Equity rights.

TIM OBTAINS RIGHT TO EXERCISE THE 5TH AND 6TH TRANCHES OF SUBSCRIPTION BONUSES AT BANK C6

In January and April 2022, TIM obtained the right to exercise the 5th and 6th tranches, respectively, of the subscription bonus of C6's share capital as a result of the achievement of the 5th and 6th levels of the agreed targets within the partnership, which result in an accumulated interest of around 4.8% in C6’s share capital.

11

Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

The mobile market grew by 7.5% YoY at the end of March 2022, reinforcing the customer base positive advance in the last quarter. In the past 12 months, Postpaid net additions reached 14.4 million users, 58% of it from human postpaid lines. Prepaid reached 3.6 million new lines.

TIM

TIM ended the 1Q22 totaling 52.3 million lines, up by 1.1% YoY in the period.

In 1Q22, the Postpaid base reported 23.2 million lines (+4.5% YoY). The segment mix represents 44% over the total customer base, +1.4 p.p. YoY. The net additions of the last 12 months accumulated a positive result of 996 thousand new lines. The Postpaid monthly disconnection rate remains low (1.5% in 1Q22).

Human Postpaid (ex-M2M) reached 19.2 million lines (+5.2% YoY) at the end of the quarter, with net additions of 953 thousand lines in the last 12 months.

M2M base reached 4.0 million lines in 1Q22, up by 1.1% YoY.

In 1Q22, the Prepaid base had 29.1 million lines, which fell by 1.4% YoY. The base accumulated 420 thousand disconnections in the last 12 months. The segment is the most impacted by the economy’s deterioration, mainly in the last 2 years.

The 4G base ended the quarter with 46.9 million lines, maintaining a good growth pace (+6.6% YoY).

The 5G DSS base ended the 1Q22 with 366 thousand lines, up by 15.5% QoQ.

12

TIM
Olá, seja bem-vindo!
R$ 0,00

TIM + Vendas: TIM creates sales app for autonomous professionals

TIM launched a tool that creates job opportunities and additional income for any person in Brazil. Through TIM + Vendas app, autonomous professionals can register on the app to resell the telcos' SIM cards and recharges, thus ensuring an additional income.

Interested parties do not need to have experience in the telecom market and will also get an online training in the platform. To use the new sales channel, the professional downloads the app, completes a brief registration and starts the proceedings to buy and resell SIM cards and recharges. After this, the SIM cards will be sent to the buyer's address and the recharges will be made available for the user to start selling the products.

This is an efficient modality with a network of autonomous partners able to acquire new customers in a new attractive business model.

TIM
Music
TIM
BLACK
Music
2.999

Partnership with Apple launched

TIM launched the partnership with Apple in which TIM Black *Família*, TIM Black and TIM *Controle* customers acquire a six-month free of costs subscription to the Apple Music app where they can use it without consuming internet from their plans' data package.

The partnership also included handset offers, launching an iPhone 12 offer for TIM Black customers with the best market price.

FIXED SEGMENT:

13

TIM Live reached a base of 689 thousand connections in 1Q22, preserving the growth pace (+4.2% YoY). The service’s net additions reached around 4.5 thousand new lines in the period, with the FTTH base as the main driver. Higher-value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 65% share of the total base by the end of March.

14

Customer Platform and Mobile Advertising

Since 2020, TIM has been developing strategies to expand and diversify the Company’s revenue sources, including the Customer Platform, which aims to monetize the Company’s customer base by observing market trends and innovative partnerships. This initiative is made possible by two business models:

(i)	Commercial Partnerships with direct compensation for the sales of advertising and data intelligence – serving brands seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially in a record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners’ brand (e.g. “TIM’s Official Bank”, “TIM’s Official Digital Graduation”) and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate in all touch points, including Meu TIM, Stories, In App Push Notification, and include the partnership within TIM's core commercial offers for the market and release it on TV, OOH and Internet. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the partnership success and is composed of a CAC fee in R$ and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and for having a higher valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 500 datapoints per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 30 million customers with OptIns, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif and, mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In this first quarter, advertising and data intelligence revenues reached the highest level ever recorded since the beginning of the initiative, around R$ 11 million, up by 87% YoY. In addition, we had more than 5 million TIM users engaged in our advertising campaigns.

15

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 and, as of April 2020, launched exclusive offers for TIM customers who opened C6’s bank accounts and used its services. As compensation in this contract, TIM gets a commission per activated account and the option to obtain an interest in the bank as we reach active account targets. The percentage of shares received for each target achieved varies throughout the contract, with the initial slots being more advantageous for TIM due to the greater effort required to take off a new digital company.

The partnership with C6 closed 1Q22 with another record of active accounts, with over three million active users since the beginning of the partnership, with a 4.4% equity stake of the bank by the end of the quarter (in April, with the achievement of the 6th tranche, the accumulated equity stake was 4.8%). In terms of revenues, the partnership generated R$ 24 million for TIM in the first quarter of 2022.

Even with the project success, due to differences between the partners, in 2021, an Arbitration Procedure was initiated, which remains open, as described in Note 27 of the Financial Statement.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses.

As in the partnership with C6, TIM is paid through a commission and interest in Ampli, which may reach up to 30% of its capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the calculation of subscription rights will take place annually.

At the end of this first quarter of 2022, the partnership reached over 68 thousand users enrolled in undergraduate, graduate and open courses. In 1Q22, we also reached over 1.6 million accesses on the partnership page.

16

Infrastructure

For another quarter, TIM reinforces its commitment to enhancing its services and continuously improving the quality, aiming to ensure the best user experience for its customers. The focus on expanding and improving its network infrastructure remains an essential pillar in our business plan.

Below are the evolution details of our mobile and fixed networks:

DESCRIPTION	1Q22	1Q21	% YoY	4Q21	% QoQ
4G Cities	**4,794**	**4,121**	**16.3%**	**4,715**	**1.7%**
of which 700 MHz enabled	4,058	3,468	17.0%	3,975	2.1%
of which VoLTE enabled	4,767	4,086	16.7%	4,700	1.4%
Urban Population Coverage (4G)	**98%**	**96%**	**2.0p.p.**	**98%**	**-**
of which 700 MHz enabled	94%	92%	1.8p.p.	94%	-0.2p.p.
of which VoLTE enabled	97%	95%	1.8p.p.	97%	-0.2p.p.
5G DSS Cities	**15**	**-**	**n.a.**	**-**	**n.a.**
4.5G Cities	**1,806**	**1,480**	**22.0%**	**1,712**	**5.5%**
3G Cities	4,024	3,821	5.3%	4,022	0.05%
Urban Population Coverage (3G)	94%	93%	1.0p.p.	94%	-
Biosites	**1,800**	**1,709**	**5.3%**	**1,766**	**1.9%**
Sky Coverage (# sites)	**995**	**122**	**715.6%**	**924**	**7.7%**
Massive MIMO (# sites)	**2,511**	**1,230**	**104.1%**	**2,306**	**8.9%**
Homes passed	**6,626**	**6,432**	**3.0%**	**6,683**	**-0.8%**
FTTH	4,405	3,528	24.9%	4,185	5.3%
FTTC	3,272	3,481	-6.0%	3,412	-4.1%
Fiver Coverage Cities*	**39**	**35**	**11.4%**	**37**	**5.4%**
FTTH	37	33	12.1%	35	5.7%
FTTC	5	5	-	5	-
FTTCity (# cities)	**1,249**	**1,021**	**22.3%**	**1,231**	**1.5%**

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Joinville (SC), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

17

Environmental, Social & Governance

1ST QUARTER 2022 ESG HIGHLIGHTS

For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG’s ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

Driven by the aspiration to "be an ESG reference in Brazil", TIM has updated its ESG Plan 2022-24, with environmental, social, and governance goals and commitments:

Environmental	Being a Carbon Neutral company (scopes 1 and 2)*	2025
	Zero the scope 2 indirect emissions*
	Maintain 100% of energy consumption from renewable sources
	Maintain the 80% increase in eco-efficiency in data traffic* (bit/Joule)
	Recycle at least 95% of solid waste	2030

Social	Maintain the level of employee engagement at least 80%	2023
Reach 40% of black people in the workforce
Have 35% women in leadership positions
Train 99% of employees in ESG culture
Train over 5,000 employees in digital skills
Bringing 4G connectivity to all municipalities in Brazil

Governance	Reduce customer complaints by 50%**	2023
	Maintain TIM on the Novo Mercado, Pró-Ética and ISE-B3
	Maintain certifications ISO 14001, ISO 900 and ISO 37001
	Get the certification ISO 27001	2022

* Base year 2019

** Reduce by 50% customer complaints at Anatel in the personal mobile service by 2023, with respect to 2019, without considering complaints from customers coming from Oi Móvel's base.

ENVIRONMENTAL

o	More than 2 tons of electronic waste were collected in two months in the more than 150 ballot boxes installed in TIM stores throughout Brazil, as part of the new waste collection program;
o	By the end of the 1st Quarter, 1,800 biosites were active and in February 2022, TIM put into operation the first wind-powered biosite in Brazil. These structures are similar to a common pole and besides contributing to the reduction of antennas and towers, they can add other functions, such as public lighting and security cameras;
o	Committed to the goal of maintaining 100% of energy consumption from renewable sources, the Distributed Generation project will have 31 more renewable energy plants by the end of 2022;
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index;
o	Improved CDP score, increasing performance from B- (2020) to B (2021);
o	Joined, as TIM Group, the Science Based Target (SBTi) initiative in the search for best practices in GHG emissions reduction and neutralization;
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.
18

SOCIAL

o	Recognized as one of the most sustainable companies in Latin America in the Latin Trade Index Americas Sustainability Award, from the Inter-American Development Bank and the specialized magazine Latin Trade;
o	TIM is one of 13 Brazilians companies included in the Bloomberg Gender Equality Index, which brings together more than 400 companies from 45 countries;
o	For its diversity on the Board of Directors, with 33% women, TIM received the WoB Women on Board Initiative seal;
o	Received the Paulista Diversity Seal from the São Paulo State Government, in recognition of its efforts to promote a more inclusive work environment and a fairer society with opportunities for everyone.
o	In celebration of International Women's Day, TIM promoted Employability Week with job openings for women and courses on the Positive Women platform;
o	As a result of joining the Business Coalition to End Violence Against Women and Girls, TIM announced a partnership with the Avon Institute focused on supporting and welcoming women in situations of violence;
o	The TIM Institute, through a partnership with the Biomob Institute, allocated R$ 150 thousand reais to meet the most urgent needs and to restructure the families affected by the heavy rains that hit the city of Petrópolis in February. In addition, TIM promoted a donation campaign among its employees.
o	The Exponential Education Project of the One By One NGO will graduate 70 students by the end of 2022 with the support of TIM Institute;
o	It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP);
o	It is part of the Business Coalition for Racial and Gender Equity, the Business Network for Social Inclusion (“REIS”), and the Business Coalition to End Violence Against Women and Girls.

GOVERNANCE

o	TIM's Board of Directors approved the ESG 2022-24 Plan, with goals and commitments in the Environmental, Social and Governance pillars. For the first time, the Company published the main highlights of the ESG 2021 Report together with the financial statements released in February 2022;
o	Completion of the ESG 2021 Report, which presents the Company's performance and practices in the Environmental, Social and Governance pillars;
o	For the first time, TIM was included in the Sustainability Yearbook (2022), the yearbook prepared by S&P Global, responsible for the Dow Jones Sustainability Index (DJSI), which presents the leading companies in sustainability;
o	The company won first place in the Anatel 2021 Complaint Satisfaction Ranking, which analyzes the companies' customer service in receiving and solving complaints, reinforcing TIM's strategy to improve the customer experience;
o	Certified by the Top Employer Institute as one of the companies with the best HR practices;
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	For the second time in a row and the only Telecom company in the country to integrate the list of Pró-Ética (“Pro-Ethical”) Companies from the Brazilian Office of the Comptroller General (“CGU”);
o	First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

19

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2022 (“1Q22”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: ri.tim.com.br

Attachments

Attachment 1: Balance Sheet

Attachment 2: Income Statement

Attachment 3: Cash Flow Statement

Attachment 4: Operational Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

20

Attachment 1

TIM S.A.

Balance Sheet

DESCRIPTION	1Q22	1Q21	% YoY	4Q21	% QoQ
R$ million					
ASSETS	**49,026**	**41,117**	**19.2%**	**49,819**	**-1.6%**
CURRENT ASSETS	**13,602**	**10,048**	**35.4%**	**15,398**	**-11.7%**
Cash and cash equivalents	4,003	2,717	47.4%	5,229	-23.4%
Marketable securities	4,073	1,602	154.2%	4,568	-10.8%
Trade accounts receivable	3,037	2,818	7.7%	3,067	-1.0%
Inventories	222	301	-26.1%	203	9.8%
Recoverable indirect taxes, fees and contributions	336	449	-25.2%	355	-5.2%
Recoverable direct taxes, fees and contributions	996	1,240	-19.7%	1,312	-24.0%
Prepaid expenses	511	243	110.8%	275	85.8%
Derivative financial instruments	141	400	-64.8%	134	4.7%
Leases	31	23	32.1%	30	2.6%
Other assets	252	255	-1.2%	226	11.3%
ASSETS HELD FOR SALE	-	-	**n.a.**	-	**n.a.**
NONCURRENT	**35,425**	**31,069**	**14.0%**	**34,421**	**2.9%**
Noncurrent assets	**3,957**	**3,805**	**4.0%**	**3,926**	**0.8%**
Marketable securities	12	7	64.6%	12	0.6%
Accounts receivable	173	111	56.2%	186	-7.3%
Indirect recoverable taxes	876	789	11.0%	905	-3.2%
Direct recoverable taxes	743	1,057	-29.7%	730	1.8%
Deferred income and social contribution taxes	556	486	14.6%	537	3.6%
Judicial deposits	716	781	-8.3%	719	-0.3%
Prepaid expenses	86	81	5.0%	83	2.9%
Derivative financial instruments	534	265	101.7%	522	2.4%
Leases	210	194	7.9%	213	-1.7%
Other assets	51	34	50.1%	19	172.3%
Permanent Assets	**31,468**	**27,264**	**15.4%**	**30,495**	**3.2%**
Investment	1,593	-	n.a.	1,602	-0.5%
Property, plant and equipment	19,274	18,443	4.5%	18,308	5.3%
Intangible assets	10,601	8,821	20.2%	10,585	0.1%
LIABILITIES	**49,026**	**41,117**	**19.2%**	**49,819**	**-1.6%**
CURRENT LIABILITIES	**8,738**	**7,903**	**10.6%**	**10,611**	**-17.7%**
Loans and financing	106	2,261	-95.3%	538	-80.3%
Derivative financial instruments	247	13	1752.9%	195	26.7%
Lease liabilities	1,243	1,107	12.3%	1,270	-2.1%
Suppliers	3,010	2,661	13.1%	3,267	-7.9%
Salaries and related charges	348	312	11.7%	303	14.9%
Indirect taxes, charges and contributions	1,540	1,076	43.1%	1,419	8.5%
Direct taxes, charges and contributions	122	81	50.9%	245	-50.4%
Dividends and interest on shareholders' equity payable	227	52	335.8%	534	-57.5%
Authorizations payable	1,691	105	1503.9%	2,630	-35.7%
Deferred revenues	188	225	-16.7%	197	-4.9%
Other liabilities	16	9	87.6%	13	26.6%
LIABILITIES RELATED TO ASSETS HELD FOR SALE	-	-	**n.a.**	**0**	**n.a.**
NON CURRENT LIABILITIES	**14,951**	**9,750**	**53.3%**	**14,101**	**6.0%**
Loans and financing	3,233	284	1038.0%	3,307	-2.2%
Derivative financial instruments	98	-	n.a.	14	604.1%
Lease liabilities	8,590	7,290	17.8%	7,794	10.2%
Authorizations to pay	1,256	238	428.4%	1,251	0.4%
Indirect taxes, charges and contributions	3	3	7.9%	3	2.9%
Direct taxes, charges and contributions	12	212	-94.2%	13	-6.5%
Provision for legal and administrative proceedings	1,019	908	12.3%	961	6.0%
Pension plan and other postemployment benefits	6	7	-11.6%	6	0.0%
Deferred revenues	674	739	-8.8%	689	-2.2%
Other liabilities	59	69	-14.4%	62	-4.7%
SHAREHOLDERS' EQUITY	**25,338**	**23,464**	**8.0%**	**25,107**	**0.9%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	422	399	5.9%	402	5.1%
Income reserves	11,237	9,317	20.6%	11,237	0.0%
Equity valuation adjustments	(4)	(5)	-11.6%	(4)	0.0%
Treasury stocks	(5)	(3)	87.4%	(5)	0.0%
Net Income for the period	210	277	-24.0%	-	n.a.

21

Attachment 2

TIM S.A.

Income Statement

22

Attachment 3

TIM S.A.

Cash Flow Statement

23

Attachment 4

TIM S.A.

Operational Indicators

DESCRIPTION	1Q22	1Q21	% YoY	4Q21	% QoQ
Mobile Customer Base ('000)	52,305	51,728	1.1%	52,066	0.5%
Prepaid	29,089	29,509	-1.4%	29,201	-0.4%
Postpaid	23,215	22,219	4.5%	22,865	1.5%
Postpaid (ex-M2M)	19,232	18,279	5.2%	18,882	1.8%
4G Users Base ('000)	46,865	43,971	6.6%	46,314	1.2%
5G DSS Users Base ('000)	366	-	n.a.	284	29.0%
Market Share	20.3%	21.5%	-1.3p.p.	20.4%	-0.2p.p.
Prepaid	24.3%	25.4%	-1.1p.p.	24.5%	-0.2p.p.
Postpaid	16.7%	17.9%	-1.1p.p.	16.8%	-0.1p.p.
Postpaid (ex-M2M)	18.8%	19.4%	-0.5p.p.	18.7%	0.1p.p.
Gross Additions ('000)	5,060	6,664	-24.1%	5,244	-3.5%
Net Additions ('000)	239	296	-19.3%	452	-47.2%
Prepaid	(111)	(94)	18.5%	(38)	190.8%
Postpaid	350	389	-10.2%	490	-28.7%
Postpaid (ex-M2M)	349	243	43.6%	586	-40.4%
Monthly Churn (%)	3.1%	4.1%	-1.0p.p.	3.1%	0.1p.p.
Mobile ARPU (R$)	27.4	25.5	7.6%	27.7	-1.1%
Prepaid	13.2	12.6	5.1%	13.4	-1.8%
Postpaid	39.1	37.7	3.6%	39.8	-1.8%
Postpaid (ex-M2M)	46.8	45.3	3.1%	48.0	-2.6%
SAC/Gross (R$)	68	52	30.1%	64	6.1%
Fixed Telephony Customer Base ('000)	789	887	-11.0%	811	-2.7%
TIM Live Customer Base ('000)	689	662	4.2%	685	0.7%
FTTH	438	333	31.4%	399	9.6%
FTTC	252	329	-23.4%	286	-11.9%
TIM Live Net Additions ('000)	5	16	-72.3%	10	-53.3%
TIM Live ARPU (R$)	91.4	89.6	2.0%	91.1	0.4%
Handsets Sold ('000)	153	154	-0.9%	168	-9.0%
Headcount	9,120	9,189	-0.8%	9,337	-2.3%

24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 3, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer